FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 11 February 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mrs Denise Connor
b)	Position/status	PCA of Mr Roger Connor (President, Global Vaccines)
c)	Initial notification/amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of thefinancial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of thetransaction	Transfer of 6,000 Ordinary Shares to spouse for nil consideration. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	6,000
d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-08
f)	Place of the transaction	n/a

Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr Roger Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of thefinancial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of thetransaction	Receipt of 6,000 Ordinary Shares from spouse for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	6,000
d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2019-02-08
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 11, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc